Exhibit 99.1

April 11, 2019

Sprott Physical Gold and Silver Trust
Royal Bank Plaza, South Tower

200 Bay Street

Suite 2700, P.O. Box 27

Toronto, Ontario

M5J 2J1

and

RBC Investor Services Trust

155 Wellington Street West, 2nd Floor

RBC Centre

Toronto, Ontario

M5V 3L3

Dear Sirs/Mesdames:

Reference is made to Sprott Physical Gold and Silver Trust’s trust agreement dated October 26, 2017 as between the settlor, the Manager and RBC Investor Services Trust, as amended on September 17, 2018 (the “Trust Agreement”). Capitalized terms used herein have the meanings given to the in the Trust Agreement.

As contemplated in the definition of “Bullion Redemption Notice” at section 1.1(o) of the Trust Agreement, the Manager may from time to time in its sole discretion determine the form of a Bullion Redemption Notice.

Please be advised that the Manager has determined that effective immediately the form of notice attached hereto as Exhibit I shall be the form of Bullion Redemption Notice required in connection with a redemption for physical bullion as contemplated in the Trust Agreement, and such form replaces the existing form at Schedule “E” to the Trust Agreement.

Effective immediately, the Manager will no longer accept any a Bullion Redemption Notice that is not in the form attached hereto as Exhibit I.

If you have any questions regarding the foregoing, please contact the Manager at 1-855-943-8099 or by email at: invest@sprott.com.

SPROTT ASSET MANAGEMENT LP, by its

general partner SPROTT ASSET MANAGEMENT

GP INC., in its capacity as manager of Sprott

Physical Gold and Silver Trust

By:
Name: John Ciampaglia
Title: CEO

Exhibit I

(see attached)

Sprott Physical Gold and Silver Trust Physical Redemption Request form Delivery Instructions for Gold: Delivery Instructions for Silver: NOTE: ADDRESS MUST BE A COMMERCIAL ADDRESS (PLACE OF BUSINESS OR A BANK). CARRIER WILL NOT DELIVER TO A RESIDENTIAL ADDRESS. Please contact Carrier directly to confirm delivery address. Any changes or amendments to the delivery instructions completed in this form will constitute a cancelation of the redemption, and the redemption will deemed to be processed for the following month. This form must contain delivery instructions that are acceptable to the armored service transportation carrier. The Manager will provide the delivery date of the metal once it is available and confirmed by the RCM. It is the responsibility of the redeeming unitholder to make arrangements to pick up of the bullion within 5 Business Days of the date it is made available to the unitholder, and failure to do so may constitute a cancellation of your redemption. Signature of the Carrier or Bullion Broker representing the redeeming unitholder, as marked on the redemption notice Signature Name Date Delivery Instructions for Bullion Broker acting as the buyer for the Silver Broker Name Contact Person Delivery Instructions for transportation outside the RCM Armoured Transportation Carrier Contact of the Carrier Address to be delivered Delivery Instructions for accounts with the Royal Canadian Mint Account Number Contact at the RCM Delivery Instructions for Bullion Broker acting as the buyer for the Gold Broker Name Contact Person Delivery Instructions for transportation outside the RCM Armoured Transportation Carrier Contact of the Carrier Address to be delivered Delivery Instructions for accounts with the Royal Canadian Mint Account Number Contact at the RCM